FLIR Systems, Inc.
27700 SW Parkway Ave.
Wilsonville, OR 97070

June 10, 2011

Ms. Heather Clark
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: FLIR Systems, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 1, 2011
File No. 000-21918

Dear Ms. Clark:

This responds to your letter dated May 9, 2011 regarding the above referenced report and schedule. Set forth below are the Company's responses to the comments contained in your letter. We have included each of your comments immediately preceding our response thereto.

Item 1A. Risk Factors, page 22
  In future filings, please remove the second and third sentences of the introductory paragraph. If a risk is not deemed material, it should not be referenced in the risk factors.

  Company Response:

  In future filings, the Company will remove those sentences from the introductory paragraph.

  Dependence on sole source and limited source suppliers, page 25
  We note that "[you] rely on sole or limited source third-party suppliers for...key components." In future filings, please include a chart identifying the single source supplier for each of the components you identify on page 25 or tell us why this disclosure would not be material to investors.

  Company Response:

  In the Company's Annual Report on Form 10-K for the year ended December 31, 2010 (the "2010 Form 10-K"), the Company included a risk factor that, among other things, indicated that the Company relied "on a number of sole source and limited source (third-party) suppliers to provide certain key components for our products." The comment above asks, in response to this disclosure, that the Company either include in future filings a chart identifying the single source suppliers for each of these components or explain why this disclosure would not be material to investors.

  The Company is not aware of any requirement that a chart of the sort described in the comment be included in a Form 10-K and based on a review of other filings does not believe that disclosure of this sort is customary. Furthermore, the Company does not believe that inclusion of a chart of the sort described would provide any information that is material to investors. The relevant risk as of the filing of the 2010 Form 10-K was that the Company, as a general matter may, from time to time, be somewhat reliant on "sole or limited source third-party suppliers to provide certain key components." At the time of the filing of the 2010 Form 10-K, however, no particular sole or limited source relationship presented a material risk to the Company. The Company does not believe, therefore, that the identification of particular suppliers or components, in chart form or otherwise, would provide meaningful or useful additional information to investors. In addition, the Company firmly believes that due to the nature of our industry, with numerous companies using the same or similar suppliers, disclosure of this information would be competitively harmful to the Company.

  As the Company prepares its risk factor disclosure in future filings, it will reassess (i) whether the Company's general posture of reliance on sole or limited source third-party suppliers constitutes, in the language of Item 503(c), one of the "most significant factors that make [an investment in the Company's common stock] speculative or risky," and (ii) whether the Company's reliance on any particular sole or limited source third-party supplier is in and of itself material. If the Company were to conclude at the time of any future filings requiring risk factor disclosure that the Company's reliance on any particular sole or limited source third-party supplier presents a material risk to the Company, it will include appropriate disclosure regarding that situation.

  Financial Statements, page 44
  Notes to the Consolidated Financial Statements, page 50
  Note 1. Nature of Business and Significant Accounting Policies, page 50
  Revenue recognition, page 50
  We note from page 18 that as a result of the acquisition of ICx, the company derives a portion of its revenue from US Government research projects ranging from several months to several years in duration. To the extent material, please tell us and revise future filings to disclose, the company's revenue recognition policy with regards to such contracts.

  Company Response:

  Revenue from US Government research projects has been a meaningful portion of revenue for ICx in the past but the amount of such revenue anticipated by the Company on a consolidated basis in the future is not expected to be material, comprising approximately 2% in 2011 and declining thereafter. However, the Company will continue to monitor that amount and, if the amounts become material, will include in future filings the Company's revenue recognition policy for such activity.

  Stock -based compensation, page 54
  Please reconcile the cash received from the exercise of stock options of $15.5 million, $17 million and $36.7 million for the years ended December 31, 2010, 2009, and 2008, respectively, to the $21.5 million, $22.3 million, and $42.1 million as reported on the statement of cash flows.

  Company Response:

  The amount reported in the statement of cash flows includes cash received for all stock-compensation plans which includes the Company's Employee Stock Purchase Plan ("ESPP") and the Company's stock option plans. For each of the three years reported, the difference between the amount reported in the statement of cash flow and cash received from the exercise of stock options as reported in Note 1 is entirely attributable to cash received from the ESPP. For the years ended December 31, 2010, 2009, and 2008 cash received from the ESPP was $6.0 million, $5.3 million, and $5.4 million, respectively.

  Note 13. Contingencies, page 65
  We note that the company is unable to estimate the amount or range of possible losses in both cases disclosed on page 65. Please tell us whether the plaintiffs in the Parrish case have specified the amount of damages they seek in their litigation. Your response should clearly address the reasons why the company is unable to estimate amounts or ranges given the circumstances of each case. We may have further comment upon receipt of your response.

Company Response: The comment relates to the disclosure in the 2010 Form 10-K regarding two litigation matters.

Parrish Litigation

As noted in the 2010 Form 10-K, the Company, its affiliate Indigo Systems Corporation (now known as FLIR Commercial Systems, Inc.), its CEO Earl R. Lewis, and former officer James A. Fitzhenry (the "Defendants") were sued in the California Superior Court (the "Superior Court") in July 2008 by plaintiffs William J. Parrish and E. Timothy Fitzgibbons (the "Plaintiffs"). Plaintiffs filed their First Amended Complaint in November 2009. The Plaintiffs ultimately asserted five claims, four of which were dismissed in April 2010 and December 2010.

In neither the original nor the amended complaint did the Plaintiffs specify an amount of damages sought in the litigation. In a statement of damages claimed served on Defendants in May 2010, however, the Plaintiffs estimated their damages to be in excess of $195 million and additionally indicated that they were seeking punitive damages. While no dollar amount for such punitive damages was specified, three times the claimed compensatory damages (three times being an accepted measure for estimating potential punitive damages) would equal $585 million, and yield a total claim of $780 million. On January 27, 2011, in supplementary interrogatory responses, Plaintiffs claimed actual damages in excess of $120 million, and punitive damages of $750 million, or a total claim of $870 million.

The Company did not disclose the amounts sought by the Plaintiffs in the Parrish litigation in the 2010 Form 10-K and does not believe that it would have been appropriate to do so. In the Company's view, the amounts sought by the Plaintiffs were excessive, extremely unlikely to come to pass, and bore no relation to the amount of loss, if any, that the Company would ultimately incur in connection with the case. Including the specific damage claims in the 2010 Form 10-K would have been misleading to the Company's investors and other stakeholders in that it would have suggested that such claims represented the Company's possible exposure in the litigation, which the Company in no way believed to be the case. Furthermore, including the damages claimed in the disclosure would have risked emboldening the Plaintiffs by possibly legitimizing their claims. This too would have been contrary to the interests of shareholders.

As noted in your comment, the Company disclosed in the 2010 Form 10-K that it was "unable to estimate the amount or range of potential loss, if any, which might result if the outcome of this matter is unfavorable." The Company's inability to make this estimate was a result of a number of factors. As noted in the previous paragraph, at the time of the filing of the 2010 Form 10-K, the Company had before it only an unsupported assertion of damages. At that time, the Plaintiffs' damages claims had yet to be tested in any manner or procedure, including through the fact and expert discovery process. Moreover, it is important to note the factual context of this case, specifically that Plaintiffs were claiming damages for lost anticipated profits of a business venture that was interrupted prior to establishment.  As the court in this case explained in a March 2, 2011 tentative ruling (made final on March 3, 2011), such damages "are generally not recoverable because their occurrence is uncertain, contingent and speculative, and may only be recovered where the evidence makes reasonably certain their occurrence and extent."  Given this, the Company does not believe that the Plaintiff's damage claims were an appropriate reference point for disclosure regarding the Company's potential loss or range of loss in this matter.

In addition, the Company believed that it had compelling defenses to liability and damages. The one remaining count in the litigation was a malicious prosecution claim. Under California law, advice of counsel is a complete defense to a malicious prosecution claim. The Company believed, on the basis of the facts underlying the litigation, that it had a strong advice of counsel defense. Furthermore, California law requires, in a claim of this sort, that the claimant have made some attempt to mitigate damages. The Plaintiffs, however, never made any attempt to do so.

All of these factors led the Company to conclude that it was unable to estimate the amount or range of potential loss that could have resulted from the litigation. At the time of the filing of the 2010 Form 10-K, the Company had not accrued any amount in connection with the litigation, had not engaged in any significant settlement negotiations, and had not made any offer to, or received any offer from, the Plaintiffs to settle the case. As previously noted, the Company at that time had only a factually unsupported assertion of damages from the Plaintiffs and a clear belief that its defenses against the claim were meritorious. Given this, it was not possible, at the time of the filing of the 2010 Form 10-K, to make any estimate that would have been in any way meaningful to shareholders of the amount of loss or range of loss that might have been incurred in connection with the case. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the "First Quarter 2011 10-Q") contained disclosure regarding the Parrish case that was similar to that included in the 2010 Form 10-K and the explanation for the inability to include an estimate of loss or range of loss in that filing is generally the same as with respect to the 2010 Form 10-K.

On May 13, 2011, the Company participated in a court-ordered mandatory settlement conference with the Plaintiffs. At the conclusion of this conference, the Defendants entered into an agreement with the Plaintiffs. This agreement, the effectiveness of which was contingent on the approval of the Company's Board of Directors (the "Board"), called for the payment of $39 million to the Plaintiffs. The Company's Board approved the settlement on May 16, 2011, and definitive settlement documents were executed on May 17, 2011. The Company announced the settlement through a news release and Current Report on Form 8-K on May 20, 2011. The Company's Quarterly Report on Form 10-Q for the quarter ending June 30, 2011 will reflect this settlement. The entry into this settlement, however, should in no way be read to suggest that the Company's disclosures regarding the case in the 2010 Form 10-K or the First Quarter 2011 10-Q were in any way inaccurate. The settlement resulted entirely from the May 13, 2011 court-ordered mandatory settlement conference that is referenced above. Prior to that date, there were no significant settlement discussions, and no offers of settlement exchanged, between the Plaintiffs and Defendants. The Company had not independently developed an internal range at which it was willing to settle because, given the history of the dispute and the perceived agenda of the Plaintiffs, it was not anticipated that Plaintiffs would reach a settlement range that the Company could consider, and Defendants fully anticipated that the case would be tried in July 2011. It was only as negotiations progressed on May 13th that settlement became a realistic possibility.

Raytheon Litigation

As is the case with the Parrish litigation, the Company indicated in the 2010 Form 10-K that it was "unable to estimate the amount or range of potential loss, if any, which might result if the outcome of this matter is unfavorable." The Raytheon case has only a single claim remaining, i.e., misappropriation of trade secrets. In August 2009, the federal district court granted summary judgment to the Company on this claim and the claim has been dismissed. This ruling is now being appealed. The Company anticipates that the district court's ruling in the matter will be affirmed in which case the Company would incur no loss at all. If it is not, however, the Company may have to proceed to trial on the claim. In the event that this occurs, the Company is unable, for largely the same reasons that apply with respect to the Parrish matter (including, and without limitation, that the Company has multiple defenses to the sole remaining claim), "to estimate the amount or range of potential loss, if any, which might result if the outcome in this matter is unfavorable." Since the August 2009 summary judgment ruling, the Company has not made or received an offer to settle the trade secret claim. Furthermore, the Company believes that the plaintiff's claimed damages in this matter are outlandish and unsupportable for many of the same reasons as in the Parrish matter, and that disclosure thereof would be more likely to mislead than to inform investors.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our filings. We further acknowledge that Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge the Company may not assert Commission staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

FLIR Systems, Inc.

By: /s/ Anthony L. Trunzo
Anthony L. Trunzo
Senior Vice President, Finance and Chief Financial Officer